Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2018 management evaluated the effectiveness of the Group’s ICFR and concluded that such ICFR was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been reviewed by the Group’s auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2018 were approved by the Board of Directors and signed on its behalf on May 14, 2018.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States dollars, unless indicated otherwise)

For the three months ended March 31,

Unaudited

	Note	2018	2017

Revenue		18,059	16,449
Less: Royalties		(904)	(823)
Production costs	6	(10,010)	(9,098)
Depreciation		(922)	(882)
Gross profit		6,223	5,646
Other income	7	1,381	644
Administrative expenses	8	(1,542)	(1,441)
Equity-settled share-based expense		(14)	-
Cash-settled share-based expense	9	(114)	(410)
Net foreign exchange gain/(loss)		71	(64)
Operating profit		6,005	4,375
Finance income		8	5
Finance cost		(24)	(12)
Profit before tax		5,989	4,368
Tax expense		(2,110)	(1,460)
Profit for the period		3,879	2,908
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		208	73
Total comprehensive income for the period		4,087	2,981

Profit attributable to:
Owners of the Company		3,154	2,338
Non-controlling interests		725	570
Profit for the period		3,879	2,908
Total comprehensive income attributable to:
Owners of the Company		3,362	2,411
Non-controlling interests		725	570
Total comprehensive income for the period		4,087	2,981

Earnings per share
Basic earnings per share ($)		0.29	0.22
Diluted earnings per share ($)		0.29	0.22

The accompanying notes on page 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States dollars, unless indicated otherwise)

Unaudited

		March 31,	December 31,
As at	Note	2018	2017

Assets
Property, plant and equipment	10	86,353	82,078
Deferred tax asset		76	65
Total non-current assets		86,429	82,143

Inventories	11	9,603	9,175
Prepayments		1,144	709
Trade and other receivables	12	5,076	4,962
Cash and cash equivalents		14,984	13,067
Total current assets		30,807	27,913
Total assets		117,236	110,056

Equity and liabilities
Share capital		55,102	55,102
Reserves		143,674	143,452
Retained loss		(132,870)	(135,287)
Equity attributable to shareholders		65,906	63,267
Non-controlling interests		6,507	5,944
Total equity		72,413	69,211

Liabilities
Provisions		3,834	3,797
Deferred tax liability		20,818	19,620
Cash-settled share-based payments	9	1,957	1,826
Total non-current liabilities		26,609	25,243

Short-term portion of term loan facility		1,117	1,486
Trade and other payables		14,016	12,660
Income tax payable		1,477	1,145
Bank overdraft		1,604	311
Total current liabilities		18,214	15,602
Total liabilities		44,823	40,845
Total equity and liabilities		117,236	110,056

The accompanying notes on pages 6 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States dollars, unless indicated otherwise)

Unaudited	Share Capital	Foreign currency translation reserve	Contributed Surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Dividends paid	-	-	-	-	(725)	(725)	-	(725)
Total comprehensive income:
Profit for the period	-	-	-	-	2,338	2,338	570	2,908
Other comprehensive income for the period	-	73	-	-	-	73	-	73
Balance at March 31, 2017	55,002	(6,185)	132,591	16,041	(140,154)	57,295	4,278	61,573

Balance at December 31, 2017	55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Equity-settled share-based expense	-	-	-	14	-	14	-	14
Dividend paid	-	-	-	-	(737)	(737)	(162)	(899)
Total comprehensive income:
Profit for the period	-	-	-	-	3,154	3,154	725	3,879
Other comprehensive income for the period	-	208	-	-	-	208	-	208
Balance at March 31, 2018	55,102	(5,677)	132,591	16,760	(132,870)	65,906	6,507	72,413

The accompanying notes on page 6 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

 (In thousands of United States dollars, unless indicated otherwise)

For the three months ended March 31,

Unaudited

	Note	2018	2017

Cash generated by operating activities	13	7,684	2,415
Net interest		(38)	(1)
Tax paid		(601)	(635)
Net cash from operating activities		7,045	1,779

Cash flows from investing activities
Acquisition of Property, plant and equipment		(5,158)	(3,296)
Net cash used in investing activities		(5,158)	(3,296)

Cash flows from financing activities
Dividends paid		(899)	(725)
Repayments of term-loan facility		(375)	(375)
Net cash used in financing activities		(1,274)	(1,100)

Net increase/(decrease) in cash and cash equivalents		613	(2,617)
Effect of exchange rate fluctuations on cash held		11	4
Net cash and cash equivalents at beginning of quarter		12,756	14,335
Net cash and cash equivalents at quarter end		13,380	11,722

The accompanying notes on page 6 to 18 are an integral part of these unaudited condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands, JE2 3NF. These unaudited condensed consolidated interim financial statements of the Group as at and for the 3 months ended March 31, 2018 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2       Basis for preparation

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

(b) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for cash-settled share-based payment liabilities measured at fair value.

(c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand, unless indicated otherwise.

3       Use of estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

4       Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2017. In addition, the accounting policies have been applied consistently by the Group entities.

5       Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owing the Blanket Mine (“Blanket”) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket. 80% of dividends declared by Blanket are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

Blanket suspended dividend payments from January 1, 2015 until August 1, 2017 to facilitate the capital expenditure on an investment programme at Blanket Mine to increase production as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders was also suspended. A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resumed and no repayments were made or interest accumulated from December 31, 2014 until July 31, 2017. Dividends and interest resumed on August 1, 2017, when Blanket declared a dividend.

7

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as share based payments.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket at 16.2% of the net assets.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at March 31, 2018 #	Dec 31, 2017
NIEEF	16%	3.2%	12.8%	11,877	11,879
Fremiro	15%	3.0%	12.0%	11,472	11,504
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,648	7,669
	51%	16.2%	24.8%	30,997	31,052

8

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

The balance on the facilitation loans is reconciled as follows:

	2018	&2017
Balance at January 1,	31,052	31,460
Dividends used to repay loans	(618)	-
Interest accrued	563	-
Balance at March 31,	30,997	31,460

& Amounts stated after the retrospective interest rate modification of June 23, 2017.

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum payable quarterly or the Blanket dividend in the quarter to the advanced dividend loan holder (i.e. on the same basis as the facilitation loans). The loan is repayable by way of set off of future dividends on the Blanket shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket dividend repayments in 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

9

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2018	2017&

Balance at January 1,	2,606	3,001
Dividends used to repay advance dividends	(200)	-
Interest accrued	46	-
Balance at March 31,	2,452	3,001

& Amounts stated after the retrospective interest rate modification of June 23, 2017.

6        Production costs

	2018	2017

Salaries and wages	3,898	3,542
Consumable materials	2,872	2,539
Electricity costs	2,201	2,150
Site restoration	9	-
Evaluation	88	-
Safety	181	68
Cash-settled share-based expense (note 9)	15	-
On mine administration	746	799
	10,010	9,098

7        Other income

	2018	2017

Government grant – Gold sale export incentive	1,364	576
Other	17	68
	1,381	644

Government grant – Gold sale export incentive

From May, 2016 the Reserve Bank of Zimbabwe announced an export incentive on the gold proceeds received for all large scale gold mine producers. In 2017 the export incentive was calculated at 3.5% of revenues, falling to 2.5% of revenues with effect from January 1, 2018. In February 2018 the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe announced an increase in the export incentive from 2.5% to 10% of revenues. On April 4, 2018 Caledonia announced that Blanket had received funds commensurate with the increased level of export incentive for gold produced in February 2018. All incentives granted by the Zimbabwean government were included in other income when determined receivable.

10

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

8        Administrative expenses

	2018	2017

Investor relations	240	119
Audit fee	67	61
Advisory services fee	150	177
Listing fees	111	72
Directors fees company	57	56
Directors fees Blanket	12	12
Employee costs	694	667
Other office administration costs	98	98
Travel costs	69	149
Eersteling Gold Mine administration costs	44	30
	1,542	1,441

9       Cash-settled share-based payments

The Group has expensed the following cash-settled share-based payment arrangements for the quarter ended March 31

	Note	2018	2017
Restricted Share Units and Performance Share Units	8 (a)	88	410
Caledonia Mining South Africa employee incentive scheme	8 (b)	26	-
		114	410

(a)	Restricted Share Units and Performance Share Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

11

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

9       Cash-settled share-based payments (continued)

(a)       Restricted Share units and Performance Share Units (continued)

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 94% probability that the performance conditions will be met and therefore a 94% performance multiplier was used in calculating the estimated liability. The liability as at March 31, 2018 amounted to $1,884 (December 31, 2017: $1,782). Included in the liability as at March 31, 2018 is an amount of $15 (March 31, 2017: Nil) that was expensed and classified as production costs; refer note 6.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on March 31:

	*2018		*2017
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$6.86	$6.65	$6.95	$6.65
Share price (USD)	$6.86	$6.86	$6.95	$6.95
Performance multiplier percentage	-	94%	-	100%

Share units granted:

	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
RSU dividend reinvestments	8,143	-	4,328	-
Total awards at March 31	89,313	324,694	85,498	324,694

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

(b)	Caledonia Mining South Africa employee incentive scheme

In July, 2017 the Group granted 37,330 cash-settled share-based awards to certain employees based in South Africa. These cash-settled share-based payments will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.25 at the reporting date. The liability relating to these cash-settled share-based payment awards amounted to $73 (December 31, 2017: $44) and the expense amounted to $26 (March 31, 2017: Nil) for the quarter ended March 31, 2018.

12

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

10       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions*	-	17,464	-	3,377	36	72	20,949
Impairments	-	-	-	(12)	-	-	(12)
Disposals and scrappings	-	-	-	-	-	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	-	(20)	20	-	-
Foreign exchange movement	16	7	-	-	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions*	-	4,878	68	198	10	32	5,186
Reallocations between asset classes	-	(260)	-	260	-	-	-
Foreign exchange movement	3	4	-	2	15	1	25
Balance at March 31, 2018	9,437	66,120	7,035	28,341	968	2,362	114,263

* Included in additions is an amount of $4,525 (December 31, 2017: $19,556) relating to capital work in progress (“CWIP”) and contains $28 (December 31, 2017: $155) of borrowing costs capitalised from the term loan.

As at quarter end $52,367 of CWIP was included in the closing balance (December 31, 2017: $48,943).

13

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

10       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2017	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation for the year	686	631	-	2,153	115	178	3,763
Foreign exchange movement	-	-	-	-	4	1	5
Balance at December 31, 2017	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation for the 3 month period	187	146	-	529	27	33	922
Foreign exchange movement	-	-	-	1	13	-	14
Balance at March 31, 2018	3,823	5,318	-	15,912	801	2,056	27,910

Carrying amounts

At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078
At March 31, 2018	5,614	60,802	7,035	12,429	167	306	86,353

14

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

11       Inventories

		December 31,
	2018	2017

Consumable stores	9,603	8,776
Gold in progress	-	399
	9,603	9,175

12       Trade and other receivables

		December 31,
	2018	2017

Bullion sales receivable	1,181	1,386
VAT receivables	3,016	2,947
Deposits for stores and equipment and other receivables	879	629
	5,076	4,962

13        Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2018	2017
Profit before tax	5,989	4,368
Adjustments for:
Net finance cost	16	7
Unrealised foreign exchange (gains)/losses	(82)	63
Cash-settled share-based expense (Note 9)	114	410
Cash-settled share-based expense included in production costs (Note 6)	15	-
Equity-settled share-based expense	14	-
Rehabilitation restoration	9	-
Depreciation	922	882
Cash generated by operations before working capital changes	6,997	5,730
Inventories	(418)	(92)
Prepayments	(561)	(1,262)
Trade and other receivables	35	(1,108)
Trade and other payables	1,631	(853)
Cash flows from operating activities	7,684	2,415

15

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

14       Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise CHZ and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to Blanket. The Company and Greenstone Management Services Holdings Limited (a subsidiary in the UK) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

For the 3 months ended March 31, 2018	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	18,059	2,895	(2,895)	-	18,059
Royalty	(904)	-	-	-	(904)
Production costs	(10,142)	(2,684)	2,816	-	(10,010)
Management fee	(990)	990	-	-	-
Depreciation	(990)	(12)	80	-	(922)
Other income	1,379	2	-	-	1,381
Administration expenses	(12)	(617)	-	(913)	(1,542)
Foreign exchange gain	-	157	-	(86)	71
Net finance costs	(24)	6	-	2	(16)
Cash-settled share-based payment expense	-	(72)	-	(42)	(114)
Equity-settled share-based payment expense	-	-	-	(14)	(14)
Profit before tax	6,376	665	1	(1,053)	5,989
Tax expense	(1,908)	(202)	-	-	(2,110)
Profit after tax	4,468	463	1	(1,053)	3,879

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Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

14       Operating Segments (continued)

As at March 31, 2018	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	22,909	4,030	(11)	3,879	30,807
Non-Current (excluding intercompany)	86,801	697	(1,109)	40	86,429
Expenditure on property, plant and equipment (Note 9)	5,000	299	(113)	-	5,186
Intercompany balances	-	7,981	(58,874)	50,893	-
Geographic segment liabilities:
Current (excluding intercompany)	(16,026)	(2,008)	-	(180)	(18,214)
Non-current (excluding intercompany)	(24,240)	(773)	288	(1,884)	(26,609)
Intercompany balances	(2,375)	(32,689)	58,874	(23,810)	-

For the 3 months ended March 31, 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	16,449	1,920	(1,920)	-	16,449
Royalty	(823)	-	-	-	(823)
Production costs	(9,286)	(1,942)	2,130	-	(9,098)
Management fee	(990)	990	-	-	-
Other income	617	-	-	27	644
Administrative expenses	(12)	(606)	(25)	(798)	(1,441)
Depreciation	(939)	(14)	71	-	(882)
Foreign exchange gain/(loss)	(63)	70	-	(71)	(64)
Share based payment expense	(223)	(69)	-	(118)	(410)
Net finance cost	(12)	5	-	-	(7)
Profit before income tax	4,718	354	256	(960)	4,368
Tax expense	(1,424)	(233)	197	-	(1,460)
Profit after income tax	3,294	121	453	(960)	2,908

17

Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

14       Operating Segments (continued)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	20,368	2,766	(60)	4,839	27,913
Non-current (excluding intercompany)	82,798	381	(1,076)	40	82,143
Expenditure on property, plant and equipment	21,007	(7)	(51)	-	20,949
Intercompany balances	-	(8,021)	58,087	(50,066)	-
Geographic segment liabilities
Current (excluding intercompany)	13,569	1,276	-	357	15,202
Non-current (excluding intercompany)	23,041	714	(293)	1,781	25,243
Intercompany balances	2,720	32,724	(58,087)	22,643	-

Major customer

Revenues from Fidelity Printers and Refiners Limited in Zimbabwe amounted to $18,059 (2017: $16,449) for the 3 months ended March 31.

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Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS as at May 14, 2018

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee (7) Strategic Planning Committee

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Caledonia Mining Corporation Plc

Notes to the unaudited condensed consolidated interim financial statements

(in thousands of United States dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at May 14, 2018

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Walkers
Caledonia Mining Corporation Plc	PO Box 72, Walkers House
3rd Floor	28-34 Hill Street
Weighbridge House	St Helier
St Helier	Jersey
Jersey JE2 3NF	Channel Islands

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
Capitalization (May 14, 2018)	Parktown 2193
Authorised: 10,603,153	South Africa
Shares, Warrants and Options Issued:	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Shares: 10,603,153
Options: 38,000	REGISTRAR & TRANSFER AGENT
Computershare
SHARE TRADING SYMBOLS	100 University Ave, 8th Floor,
NYSE American - Symbol "CMCL"	Toronto, Ontario, M5J 2Y1
AIM - Symbol “CMCL”	Tel:+1 416 263 9483
Toronto Stock Exchange - Symbol “CAL”
BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP

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